SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13G

(Amendment No. 2)

Unify Corporation
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

904743101
(CUSIP Number of Class of Securities)

November 1, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)
☒ RULE 13d-1(c)
☐ RULE 13d-1(d)

CUSIP No. 902636109	13G	Page 2 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

ComVest Capital LLC
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		886,858 Shares
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		886,858 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person

886,858 Shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

12.8% of Common Stock
12	Type of Reporting Person

OO

CUSIP No. 902636109	13G	Page 3 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

ComVest Capital Management LLC
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		886,858 Shares
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		886,858 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person

886,858 Shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

12.8% of Common Stock
12	Type of Reporting Person

OO

CUSIP No. 902636109	13G	Page 4 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

ComVest Group Holdings, LLC
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		886,858 Shares
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		886,858 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person

886,858 Shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

12.8% of Common Stock
12	Type of Reporting Person

OO

CUSIP No. 902636109	13G	Page 5 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person

Michael S. Falk
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

USA
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		886,858 Shares
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		886,858 Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person

886,858 Shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

12.8% Common Stock
12	Type of Reporting Person

IN

Page 6 of 8 Pages

ITEM 1(a).	Name of Issuer:

Unify Corporation

ITEM 1(b).	Address of Issuer's Principal Executive Offices:

2101 Arena Blvd., Suite 100, Sacramento, California 95834

ITEM 2(a).	Names of Persons Filing:

ComVest Capital LLC ("ComVest")
ComVest Capital Management LLC ("Management")
ComVest Group Holdings, LLC ("CGH")
Michael S. Falk

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:

One North Clematis, Suite 300, West Palm Beach, Florida 33401

ITEM 2(c).	Citizenship:

Management, ComVest and CGH are Delaware Limited Liability Companies.

Michael S. Falk is a U.S. citizen.

ITEM 2(d).	Title of Class of Securities:

Common Stock, $.001 Par Value Per Share

ITEM 2(e).	CUSIP Number: 904743101

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

The reporting persons are a group for purposes of the filing of this statement.

ITEM 4.	Ownership:

(a)	Amount beneficially owned by all reporting persons: 886,858 Shares
(b)	Percent of class: 12.8% of Common Stock
(c)	Number of shares as to which the reporting persons have:

(i)	sole power to vote or to direct the vote: 0 Shares
(ii)	shared power to vote or to direct the vote: 886,858 Shares
(iii)	sole power to dispose or to direct the disposition: 0 Shares
(iv)	shared power to dispose or to direct the disposition: 886,858 Shares

Page 7 of 8 Pages

ITEM 5.	Ownership of five percent or less of a class.

If this statement is being filed to reflect the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: ☐.

ITEM 6.	Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8.	Identification and classification of members of the group.

The reporting persons are a group for purposes of filing this Statement. See Exhibit 1 attached hereto.

ITEM 9.	Notice of dissolution of group.

Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007

ComVest Capital LLC

By: ComVest Capital Management LLC, its managing member

By:	/s/ Cecilio M Rodriguez
Cecilio M Rodriguez, Treasurer

ComVest Capital Management LLC

By:	/s/ Cecilio M Rodriguez
Cecilio M Rodriguez, Treasurer

ComVest Group Holdings LLC

By:	/s/ Cecilio M Rodriguez
Cecilio M Rodriguez, Treasurer

/s/ Michael S. Falk
Michael S. Falk, individually

Exhibit 1

The name of the Reporting Person is ComVest Capital LLC, a Delaware limited liability company ("ComVest"). ComVest is a private investment company. The managing member of ComVest is ComVest Capital Management LLC, a Delaware limited liability company ("Management"), the managing member of which is ComVest Group Holdings, LLC, a Delaware limited liability company ("CGH"). Michael Falk ("Falk") is the Chairman and principal member of CGH. Falk is a citizen of the United States of America.